Exemption number: 82 4639

02 ...

KGHM Polska Miedź S.A.

SUPPL

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	***Phone:***	***1 202 94 22 990***
		Fax:	***1 202 94 29 624***
Conta...	**...ojciech Marciniak**	***Phone:***	***(48 76) 84 78 280***
	...ector, Investor Relations	***Fax:***	***(48 76) 84 78 205***

...nouncement also provided to required statutory authorities

02042490

Date: ***10 July 2002***

Number of pages (including this one): ***1***

...rrent report 50/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 9 July 2002 there was a transfer, by means of a protocol of transfer and receipt, by Dolnośląska Spółka Inwestycyjna (DSI) S.A. (a subsidiary of KGHM Polska Miedź S.A.) of 81% of the shares of ZUW Sp. z o.o. (a subsidiary of DSI S.A.) to URBEX Spółka z o.o. with registered head office in Osiek. Based on annex nr 2 dated 9 July 2002 of the agreement for the sale of shares dated 9 November 2001, the transfer of ownership rights to 81 033 shares of ZUW Sp. z o.o., having a nominal value of PLN 70 each, took effect as at 28 June 2002.
The assets sold represent 81% of the share capital of ZUW Sp. z o.o. and grant the right to 81% of the votes at the General Meeting (81 033 votes).
The total nominal value of the assets sold amounts to PLN 5 672 thousand.
The book value of the above-mentioned assets in the accounts of DSI S.A. is PLN 3 648 thousand.
The total sale price of these shares is PLN 4 862 thousand.
Following this transaction, DSI S.A. owns 19% of the shares of ZUW Sp. z o.o.
In annex Nr 1 dated 28 June 2002 to the agreement dated 9 November 2001, the buyer is obligated to purchase the remaining 19% of the shares by the end of 2004.

There are no connections between KGHM Polska Miedź S.A. and the management and supervisory personnel of KGHM Polska Miedź S.A. and the buyer of these assets.

Criteria used for describing these assets as significant: the financial assets sold by DSI S.A. represent over 20% of the share capital of ZUW Sp. z o.o.

Legal basis:
(§5, section 1, point 1 Decree of the Council of Ministers dated October 16, 2001 – Dz. U. Nr 139, poz. 1569 with later changes)

dlo 7/12

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

DYREKTOR NACZELNY
Nadzoru Właścicielskiego i Służb Informacyjnych
Józef Dudziak

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

Exemption number: 82 4639

02 JUL 11 12:01

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Investor Relations	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*

Announcement also provided to required statutory authorities

***Date:* 9 July 2002**

***Number of pages (including this one):* 1**

Current report 49/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 8 July 2002 KGHM Polska Miedź S.A. signed an agreement with China MINMETALS Nonferous Metals Co., Ltd (China) for the sale of electrolytic copper in the years 2003-2007.
The estimated value of this agreement is USD 407 625,0 thousand (PLN 1 687 363,7 thousand).
This is a general, framework agreement.
The agreement foresees contractual penalties for delays in delivery.
The total estimated value of agreements entered into over the last twelve months with China MINMETALS Nonferous Metals Co., Ltd amounts to USD 460 737.5 thousand (PLN 1 904 220.2 thousand).
The above agreement is the highest-value agreement.
The value given is an estimate, reflecting copper prices on the LME and the NBP PLN/USD exchange rate from the date on which the agreements were signed.

The criteria used for describing the agreement as significant is that its value exceeds 10% of the shareholders' funds of the Company.

Legal basis:
(§5, section 1, point 3 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
W. Marciniak
Wojciech Marciniak

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)